Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

December 7, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 7, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Vacasa, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A common stock, par value $0.00001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,